SACO I Trust Series 2005-7
Aggregate Statement of Principal and Interest Distributions to Certificateholders for 2005

Class	Principal	Interest	Ending Principal Balance
A	36,703,938.31	2,843,561.20	246,969,914.77
B-1	0	113,669.55	8,877,000.00
B-2	0	78,974.94	6,052,000.00
B-3	0	95,020.43	6,658,000.00
M-1	0	474,494.64	42,771,000.00
M-2	0	83,727.91	7,465,000.00
M-3	0	138,729.44	12,105,000.00
M-4	0	104,715.74	9,079,000.00
M-5	0	75,093.72	6,456,000.00